October 20, 2005

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering
"Notice of Intention to Exercise Call Option on JPY30 billion Zero Coupon Convertible Bonds due 2006"

Thank you for your assistance in handling it as required.

Sincerely yours,

Yasuo Koyama
Finance Department
Kobe Steel, Ltd.

ANNOUNCEMENT

Company name:	Kobe Steel, Ltd.
Web site:	www.kobelco.co.jp
President & CEO:	Yasuo Inubushi
Stock exchange number:	5406
Listings:	Tokyo, Osaka & Nagoya

Notice of Intention to Exercise Call Option on JPY30 billion Zero Coupon Convertible Bonds due 2006

TOKYO, 20 October, 2005 – Kobe Steel, Ltd. (the "Company") is exercising a 130% call option to redeem all the JPY30 billion Zero Coupon Convertible Bonds currently outstanding. The company announced on 17 October, 2005 that the right to redeem the bonds became effective on 17 October, 2005. The bonds will be redeemed at their principal amount of 29.695 billion on 21 November, 2005. The last date on which the Conversion Right may be exercised by bondholders will be on 16 November, 2005.

The bonds are listed on the London Stock Exchange.

In summary

1) Bond to be redeemed: ¥30,000,000,000 Zero Coupon Convertible Bonds due 2006

2) Outstanding amount: ¥29,695,000,000 (as of 19 October,2005)

3) Redemption date: 21 November, 2005 (Monday)

4) Redemption price: 100% of principal amount (¥1,000,000 each)

5) Last date for conversion: 16 November, 2005 (Wednesday)

Media contact:
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688 Japan

Tel: +81-(0)3-5739-6010
Fax: +81-(0)3-5739-5971
E-mail: www-admin@kobelco.co.jp
Web site: www.kobelco.co.jp

Investor Relations:
Corporate Planning Department
Kobe Steel, Ltd.
Tel: +81-(0)3-5739-6043
Fax: +81-(0)3-5739-5973